August 12, 2025

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Energy & Transportation

100 F Street, N.E.

Washington, D.C. 20549

Re:	SandRidge Energy, Inc.
Registration Statement on Form S-3
File No. 333-289202
Request for Acceleration of Effectiveness

Ladies and Gentlemen:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, SandRidge Energy, Inc., a Delaware corporation (the “Company”), hereby requests that the effective date of the above referenced Registration Statement on Form S-3 (the “Registration Statement”), be accelerated so that the same will become effective at 4:00 p.m., Eastern Time, on August 13, 2025, or as soon as practicable thereafter.

Please notify Michael Blankenship of Winston & Strawn LLP, counsel to the Company, at (713) 651-2678 or at MBlankenship@winston.com, as soon as the Registration Statement has been declared effective, or if you have any other questions or concerns regarding this matter.

Very truly yours,

SandRidge Energy, Inc.

By:	/s/ Grayson Pranin
Name:	Grayson Pranin
Title:	Chief Executive Officer

cc:	Michael Blankenship, Esq.